UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 17, 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

LATAM Airlines Group S.A.

File No. 001-14728 - CF#33743

_____

LATAM Airlines Group S.A. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 20-F filed on April 29, 2016.

Based on representations by LATAM Airlines Group S.A. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 4.5.4	through November 30, 2023
Exhibit 4.29.4	through April 29, 2026
Exhibit 4.33.2	through April 29, 2026
Exhibit 4.34.1	through December 31, 2024

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary